SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant’s Name Into English)

1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
Canada H3G 1T4
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release concerning results dated July 30, 2014.

This Form 6-K shall be deemed incorporated by reference in the Registrant’s Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044, 333-74932 , 333-112021, 333-146175, and 333-177013.

PRESS RELEASE

Stock Market Symbols
GIB.A (TSX)
GIB (NYSE)
www.cgi.com/newsroom

CGI posts strong Q3 results
EPS improves 27% year-over-year

Q3-F2014 year-over-year highlights

•	Revenue of $2.7 billion, up 3.9%;

•	Adjusted EBIT of $342.2 million, up 17.5%;

•	Adjusted EBIT margin of 12.8%, up 150 basis points;

•	Net earnings of $225.1 million, or diluted EPS of $0.71;

•	Net earnings of $229.8 million excluding specific items, or diluted EPS of $0.72;

•	Cash provided by operating activities of $345.9 million, up 159.7%;

•	Bookings of $2.5 billion and backlog of $18.8 billion; and

•	Return on invested capital of 13.3%, up 100 basis points.
Note: All figures in Canadian dollars. Q3-2014 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at www.cgi.com/investors and have been filed with both SEDAR in Canada and EDGAR in the U.S.
Montréal, Quebec, July 30, 2014 – CGI (TSX: GIB.A) (NYSE: GIB) reported fiscal 2014 third quarter revenue of $2.7 billion, representing growth of 3.9% compared with the same period last year.

Adjusted EBIT for the three months was $342.2 million, an improvement of 17.5% compared with $291.2 million in the year ago period. Adjusted EBIT margin increased by 150 basis points to 12.8% from 11.3% in Q3-F2013.

Net earnings in the quarter were $225.1 million, compared with $178.2 million, representing a year-over-year improvement of 26.3%. Earnings per diluted share were $0.71 compared with $0.56 in Q3-2013, representing an improvement of 26.8%.

Excluding specific items, net earnings were $229.8 million, compared with $200.4 million in the year ago period, representing a growth of 14.7%. Earnings per diluted share were $0.72 for the quarter, up 14.3% year-over-year.

The company generated $345.9 million in cash from operating activities during the quarter, and $381.8 million when excluding $35.9 million of integration-related disbursements. Over the last twelve months, excluding integration-related disbursements, CGI generated more than $1.1 billion or $3.48 in cash per diluted share.

“Our team continues to deliver solid performance executing to our business plan and creating significant value for shareholders,” said Michael E. Roach, President and CEO. “Our ability to generate more than a billion dollars in cash from operations over the last twelve months allowed us to reduce our net debt by $500 million and affords us significant operating flexibility to continue investing in our Build and Buy profitable growth strategy. Looking ahead, our focus is squarely on the conversion of new sales opportunities into bookings and high quality growth, leveraging the strength of our diversified market coverage.”

In millions of Canadian dollars except earnings per share and where noted
	Q3-F2014	Q3-F2013
Revenue	2,667.0	2,567.3
Adjusted EBIT	342.2	291.2
Margin	12.8%	11.3%
Net earnings, excluding specific items* Margin	229.8 8.6%	200.4 7.8%
Earnings per share (diluted), excluding specific items*	0.72	0.63
Net earnings	225.1	178.2
Earnings per share (diluted)	0.71	0.56
Weighted average number of outstanding shares (diluted)	318,519,083	317,653,145
Net finance costs	24.1	26.1
Net debt	2,389.0	2,873.0
Net debt to capitalization ratio	32.6%	41.1%
Cash provided by operating activities	345.9	133.2
Days of sales outstanding (DSO)	47	49
Return on invested capital	13.3%	12.3%
Bookings	2,451.4	2,753.8
Backlog	18,781	18,747
*Specific items in Q3-F2014 include: $14.5 million in integration-related costs, offset by the positive resolution of acquisition-related provisions in the amount of $8.0 million. Specific items in Q3-2013 include: $53.5 million in integration-related costs and favourable tax adjustments of $14.9 million.
During the quarter, the Company signed $2.5 billion in contract awards, including European bookings of $1.7 billion. Globally, bookings on a trailing twelve month basis were $10.6 billion or 101.4% of revenue at the end of June 2014, while the backlog of orders stood at $18.8 billion.

Net debt was $2.4 billion at the end of June 2014, for a net debt to capitalization ratio of 32.6% compared to 41.1% in the year ago period. At the end of Q3-2014, the Company had approximately $1.2 billion in available cash and unused credit facilities.

Q3-F2014 results conference call
Management will host a conference call at 9:00 a.m. Eastern time to discuss results. Participants may access the call by dialing 866-225-2055 or via www.cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at www.cgi.com/investors.

About CGI
Founded in 1976, CGI Group Inc. is the fifth largest independent information technology and business process services firm in the world. Approximately 68,000 professionals serve thousands of global clients from offices and delivery centers across the Americas, Europe and Asia Pacific, leveraging a comprehensive portfolio of services including high-end business and IT consulting, systems integration, application development and maintenance, infrastructure management as well as a wide range of proprietary solutions. With annual revenue in excess of C$10 billion and an order backlog of approximately $19 billion, CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Website: www.cgi.com.

Non-GAAP financial metrics used in this release:
Adjusted EBIT; net earnings and earnings per share excluding integration-related costs; adjustments related to tax and the resolution of acquisition-related provisions; net debt; net debt to capitalization ratio; DSO, ROIC, backlog and book-to-bill ratio.

CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. Additional details for these non-GAAP measures can be found on page 2 and 3 of our MD&A which is posted on CGI’s website, and filed with SEDAR and EDGAR.

Forward-Looking Statements
All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s annual and quarterly Management’s Discussion and Analysis (“MD&A”), in CGI’s Annual Report, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), and in the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information.

For more information
Lorne Gorber
Senior Vice-President, Global Communications and Investor Relations
lorne.gorber@cgi.com
+1 514-841-3355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC.
(Registrant)

Date: July 30, 2014	By	/s/ Benoit Dubé
Name: Benoit Dubé
Title: Executive Vice-President and
Chief Legal Officer